February 20, 2013

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Response to Comments Received from the Staff of the Commission with respect to

Form 10–K for Fiscal Year Ended January 31, 2012, filed on April 12, 2012,

File No. 1-34956

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 5, 2013 (the “Comment Letter”) with respect to the Form 10-K filed on April 12, 2012.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Allowance for Doubtful Accounts, page 72

1.	We reviewed your response to comment 5 in our letter December 31, 2012. Please provide us with your analysis of the required allowance for doubtful accounts based on your projection model for the most recent year. The analysis should reflect outstanding receivables stratified by days delinquent as well as your projection of future monthly delinquency balances by delinquency bucket and related charge-offs over the next 12-month period. In addition, please provide a comparison of the analysis to your historical and expected collection trends by delinquency bucket.

Response:

We calculate the required allowance for doubtful accounts using a projection model based on outstanding receivables stratified by days delinquent, in 30-day increments (each a delinquency bucket) at the end of each quarter. The analysis supplementally provided to the Staff as discussed below provides a summary of all outstanding receivables stratified by days delinquent as well as our projection of future monthly delinquent balances by delinquency bucket and related charge-offs over the 12-month period ended January 31, 2013. Expected trends by delinquency bucket for fiscal 2013 are included together with historical trends for comparative purposes.

In reviewing the analysis supplementally provided, please note that the projection of delinquency as of January 31, 2012 for the next 12-month period is based on a static receivable balance (February 29, 2012 as information on aging and charge-off was available prior to the reporting of the January 31, 2012 period) with balances cascaded through the delinquency buckets based on our roll rate estimates. This projection model assumes cash collection and charge-off activity over the next 12-month period is offset by future originations. The comparative historical balances are based on actual portfolio data for the periods presented, which fluctuates with origination, collection and charge-off activity. We have also provided average portfolio delinquency and roll rate data for fiscal years 2005 through 2008 for additional historical comparison to periods not impacted by the economic downturn or significant changes such as our implementation of stricter re-age and charge-off practices in fiscal 2012.

Conn’s, Inc. | 4055 Technology Forest Boulevard, Suite 210 | The Woodlands, Texas 77381

February 20, 2013

The total estimated net principal charge-offs for the next 12-month period following January 31, 2012, totaled $37.4 million with $14.9 million associated with troubled debt restructuring (“TDR”) accounts over the 12-month period. The allowance for doubtful accounts is separately calculated at the end of each period for TDR accounts based on the present value of cash flows expected to be collected over the expected life of those accounts. As presented in the supplemental analysis, the estimated net charge-offs of principal and accrued but unpaid interest for non-TDR accounts totaled $24.5 million as of January 31, 2012.

As referenced above, we are supplementally providing the Staff with our analysis of the required allowance for doubtful accounts based on our projection model for the most recent year. This information is being provided to the Staff under separate cover by our counsel on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Company has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, the Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. 200.83.

2.	In addition, we understand that you determine the reserve based on the actual receivable balances stratified by delinquency bucket and that a deterioration or improvement in the aging influences the recorded level of reserves. Please provide us with your analysis of your receivables by delinquency bucket and the related reserves for each of past three years, and explain how the actual historical loss ratios are considered in calculating the required reserves. Please also include a discussion of trends and the reasons for significant fluctuations in the reserves by delinquency bucket for the three-year period. In addition, tell us whether you cease collection efforts when an account is charged off and, if not, the methods you use to recover charged off accounts.

Response:

The analysis below provides a summary of managed receivables by delinquency bucket for each of past four years. Please note that we have not historically calculated or allocated required reserves by delinquency bucket.

	Total Managed Portfolio as of January 31, (a)
(dollars in thousands)	2012		2011		2010		2009
Current	$490,938	76.3%	$514,753	76.2%	$544,491	74.0%	$586,534	77.8%
1-30 days	74,420	11.6%	80,618	11.9%	91,060	12.4%	89,604	11.9%
31-60 days	22,753	3.5%	22,353	3.3%	27,099	3.7%	22,234	3.0%
61-90 days	15,687	2.4%	14,560	2.2%	18,634	2.5%	14,185	1.9%
91-120 days	12,461	1.9%	10,685	1.6%	14,602	2.0%	10,853	1.4%
121-150 days	10,637	1.7%	9,081	1.3%	12,396	1.7%	8,889	1.2%
151-180 days	8,709	1.4%	7,394	1.1%	9,174	1.2%	6,895	0.9%
181-209 days	7,696	1.2%	4,464	0.7%	5,414	0.7%	4,031	0.5%
210+ days	—	0.0%	11,858	1.8%	13,171	1.8%	10,288	1.4%

	643,301	100.0%	675,766	100.0%	736,041	100.0%	753,513	100.0%
Allowance for Doubtful Accounts
TDR accounts (b)	(25,386)		—		—		—
Non-TDR accounts (c)	(24,518)		(44,015)		(44,624)		(35,077)

Total	(49,904)		(44,015)		(44,624)		(35,077)
As a % of total	7.8%		6.5%		6.1%		4.7%
As a % of 60 days past due	90.4%		75.8%		60.8%		63.6%

Explanatory Notes:

(a)	Amounts presented are based on the total managed portfolio. Certain reclassifications have been made to historical amounts to conform with current year presentation.
(b)	Reserves for TDR accounts are calculated based on the present value of cash flows expected to be collected over the expected life of those accounts.
(c)	Reserve based on estimated charge-offs over the next 12-month period.

February 20, 2013

We calculate the required allowance for doubtful accounts at the end of each quarter. When calculating the required receivable reserve at the end of each period, we consider among other factors:

•	historic loss rates and portfolio trends;

•	current portfolio and loss trends;

•	estimated improvements or deterioration in delinquency trends;

•	the impact of changes in underwriting or collection practices (such as the implementation of stricter re-age and charge-off practices);

•	customer specific performance data; and

•	economic conditions and events existing as of the balance sheet date.

As shown in the summary above, our allowance for doubtful accounts rose from 4.7% of the customer receivable portfolio as of January 31, 2009 to 6.1% of the total as of January 31, 2010. This increase was driven by our projection of deterioration in portfolio performance due to the economic downturn in the markets we serve. While the overall balance of our portfolio declined from January 31, 2010 to January 31, 2011, our projection of losses, or charge-offs, over the next 12-month period remained relatively consistent on a dollar basis, resulting in an increase in the reserve as a percentage of the portfolio balance.

The level of our allowance for doubtful accounts during fiscal 2012, and as of January 31, 2012, was influenced by the implementation of stricter re-age and charge-off policies together with the adoption of the clarifications to the troubled debt restructuring guidance. With the limitation of customers’ ability to re-age accounts and the shortening of the duration an account could remain delinquent before being written off to 209 days, we projected and observed an increase in charge-off rates during the latter part of fiscal 2012. Our best estimate at year-end was that charge-off rates related to accounts outstanding as of January 31, 2012 would remain elevated through April of 2012 and then decline gradually over the balance of the year.

Following the charge-off of an account (as allowed by law and applicable regulations), we correspond with the consumer and educate them on options for settling amounts due to us for a period of 30 days – which may result in partial or full payment. Following this, accounts are placed with a third-party service for up to six months for collection. If not collected through internal or third-party servicing efforts, collection efforts are ceased for a 30-day period and then, generally, the eligible remaining accounts are sold. Estimated recoveries of previously charged-off accounts are considered in our projection of net charge-offs over the next 12-month period.

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Brian E. Taylor

Brian E. Taylor

cc:	Yolanda Guobadia, Securities and Exchange Commission

Theodore M. Wright, Conn’s, Inc.

Sydney K. Boone, Conn’s, Inc.

Thomas W. Hughes, Fulbright & Jaworski, L.L.P.